Exhibit 99.1

AGM Group Holdings Inc. Announces Investment in Bitcoin Mining Equipment

Beijing, December 12, 2024 (PRNewswire) -- AGM Group Holdings Inc. (“AGM Holdings” or the “Company”) (NASDAQ: AGMH), an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment, has announced today that the Company, through its wholly owned Hong Kong subsidiary AGM Technology Limited, entered into a purchase agreement (the “Agreement”) to acquire 2,000 units of Bitcoin (“BTC”) mining machines from Canaan Creative Global Pte Ltd. (“Canaan”), a Singapore-based company. This transaction strategically aligns with AGM Holdings’ long-term vision to focus on the rapidly evolving digital assets market and to further advance innovative technology.

Pursuant to the Agreement, the purchase of the 2,000 BTC miners became effective as of December 1, 2024. Additionally, the Company has secured an option to acquire up to approximately 30,000 additional BTC mining units, with a combined power capacity not exceeding 300 megawatts, valid until December 31, 2025.

This significant milestone underscores AGM Holdings’ commitment to strengthening its market presence in the fast-growing cryptocurrency sector. By capitalizing on the increasing demand for digital assets and leveraging its expertise in hardware and software solutions, the Company is well-positioned to capture emerging opportunities within the cryptocurrency and blockchain industries, driving sustainable growth and value creation for its stakeholders.

Canaan is a wholly owned subsidiary of Canaan Inc. Established in 2013, Canaan Inc. is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan Inc. has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan’s founding team shipped to its customers the world’s first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market where it trades under the ticker CAN.

About AGM Group Holdings Inc.

AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment. With a mission to become a key participant and contributor in the global blockchain ecosystem, AGMH focuses on the research and development of blockchain-oriented Application-Specific Integrated Circuit (ASIC) chips, the assembling and sales of high-end crypto miners for Bitcoin and other cryptocurrencies. For more information, please visit www.agmprime.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

AGM Group Holdings Inc.

Email: ir@agmprime.com
Website: http://www.agmprime.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1-646-932-7242

Email: investors@ascent-ir.com